BELL CANADA

Pricing Term Sheet

August 9, 2021

Issuer:	Bell Canada

Guarantor:	BCE Inc.

Guaranty:	Unconditionally guaranteed as to payment of principal, interest and other payment obligations by the Guarantor.

Security Title:	2.150% Series US-5 Notes due 2032 (the “2032 Notes”) 3.200% Series US-6 Notes due 2052 (the “2052 Notes” and, together with the 2032 Notes, the “Notes”)

Expected Ratings (Moody’s / S&P / DBRS):*	Baa1 (Stable) / BBB+ (Stable) / BBB (high) (Stable)

Trade Date:	August 9, 2021

Settlement Date**:	August 12, 2021 (T+3)

Principal Amount:	2032 Notes: US$600,000,000 2052 Notes: US$650,000,000

Maturity Date:	2032 Notes: February 15, 2032 2052 Notes: February 15, 2052

Benchmark Treasury:	2032 Notes: 1.625% due May 15, 2031 2052 Notes: 1.875% due February 15, 2051

Benchmark Treasury Price / Yield:	2032 Notes: 102-26 / 1.317% 2052 Notes: 97-27 / 1.972%

Spread to Benchmark Treasury:	2032 Notes: +88 basis points 2052 Notes: +123 basis points

Yield to Maturity:	2032 Notes: 2.197% 2052 Notes: 3.202%

Coupon:	2032 Notes: 2.150% per annum, accruing from August 12, 2021 2052 Notes: 3.200% per annum, accruing from August 12, 2021

Price to Public:	2032 Notes: 99.561% of principal amount 2052 Notes 99.961% of principal amount

Interest Payment Dates:	2032 Notes: February 15 and August 15 of each year, commencing February 15, 2022 2052 Notes: February 15 and August 15 of each year, commencing February 15, 2022

Make-Whole Redemption:

The Issuer may redeem the 2032 Notes, in whole or in part, at any time prior to November 15, 2031 (three months prior to the maturity date), at a redemption price equal to the greater of (i) 100% of the principal amount of the 2032 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2032 Notes (exclusive of interest accrued and unpaid to the date of redemption and assuming for this purpose that the 2032 Notes are scheduled to mature on November 15, 2031) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 15 basis points, plus, in each case, accrued and unpaid interest thereon, to, but not including, the date of redemption.

Prior to August 15, 2051 (six months prior to the maturity date), the Issuer may redeem the 2052 Notes, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2052 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2052 Notes (exclusive of interest accrued and unpaid to the date of redemption and assuming for this purpose that the 2052 Notes are scheduled to mature on August 15, 2051) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 20 basis points, plus, in each case, accrued and unpaid interest thereon, to, but not including, the date of redemption.

Par Redemption:

On or after November 15, 2031 (three months prior to the maturity date), the Issuer may redeem the 2032 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2032 Notes plus accrued and unpaid interest thereon to, but not including, the date of redemption.

On or after August 15, 2051 (six months prior to the maturity date), the Issuer may redeem the 2052 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2052 Notes plus accrued and unpaid interest thereon to, but not including, the date of redemption.

CUSIP / ISIN:	2032 Notes: 0778FP AG4 / US0778FPAG48 2052 Notes: 0778FP AH2 / US0778FPAH21

Joint Book-Running Managers:	Citigroup Global Markets Inc. Mizuho Securities USA LLC TD Securities (USA) LLC Wells Fargo Securities, LLC CIBC World Markets Corp. RBC Capital Markets, LLC

Senior Co-Managers:	BMO Capital Markets Corp. BofA Securities, Inc. Desjardins Securities Inc. National Bank of Canada Financial Inc. Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc

Co-Manager:	Casgrain & Company Limited

Governing Law:	State of New York

Prospectus and Prospectus Supplement:	Prospectus dated November 16, 2020, and Preliminary Prospectus Supplement dated August 9, 2021

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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The Issuer expects that delivery of the Notes will be made to investors on or about August 12, 2021 which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the date of delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the date of delivery of the Notes hereunder should consult their advisors.

The offer and sale of the securities to which this communication relates is being made solely in jurisdictions outside Canada in compliance with the applicable rules and regulations of such jurisdictions.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by contacting Citigroup Global Markets Inc., toll-free, at 1 (800) 831-9146, Mizuho Securities USA LLC, toll-free at 1-866-271-7403, TD Securities (USA) LLC, toll-free at 1-855-495-9846 and Wells Fargo Securities, LLC, toll-free, at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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